ADDENDUM TO

INVESTMENT MANAGEMENT AGREEMENT

This Addendum dated April 1, 2012, is to the Investment Management Agreement made as of January 26, 2000, (the “Agreement”) by and between Franklin Managed Trust, a Delaware statutory trust (the “Trust”), on behalf of Franklin Rising Dividends Fund (the “Fund”), series of the Trust, and Franklin Advisory Services, LLC, a Delaware limited liability company, (the “Manager”).

WHEREAS, both the Manager and the Trust wish to revise the investment management fee schedule of the Agreement; and

WHEREAS, the Board of Trustees of the Trust, including a majority of the Independent Trustees of the Trust present in person, approved the following addendum at a meeting on February 28, 2012.

            NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree as follows:

The Fund agrees to pay to the Manager an annual fee equal to the rate of:

                        0.750% of the value of net assets up to and including $500 million;

                        0.625% of the value of net assets over $500 million up to and including $1 billion;

                        0.500% of the value of net assets over $1 billion and not over $5 billion; and

                        0.490% of the value of net assets over $5 billion and not over $10 billion; and

                        0.480% of the value of net assets in excess of $10 billion.

IN WITNESS WHEREOF, this Addendum has been executed on behalf of each party as of the date set forth above.

FRANKLIN MANAGED TRUST

on behalf of Franklin Rising Dividends Fund

By: /s/ Steve J. Gray

Steve J. Gray

Title:    Vice President and Secretary

FRANKLIN ADVISORY SERVICES, LLC

By: /s/ William J. Lippman

            William J. Lippman

Title:    President